                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

                         Commission File Number 0-12497
                         ------------------------------

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       DAIRY MART CONVENIENCE STORES, INC.
       ONE DAIRY MART WAY, 300 EXECUTIVE PARKWAY WEST, HUDSON, OHIO 44236

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                              Financial Statements
                        As of December 31, 1999 and 1998

             Together with Report of Independent Public Accountants

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                          Index to Financial Statements
                           December 31, 1999 and 1998

Report of Independent Public Accountants

Financial Statements:
     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

Notes to Financial Statements and Schedules

Schedules:
     Schedule I--Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 1999

     Schedule II--Item 4j - Schedule of Reportable Transactions for the Year Ended December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrators of
Dairy Mart Convenience Stores, Inc.
401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and schedules, as listed in the accompanying index, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/  Arthur  Andersen LLP

Cleveland, Ohio,
June 27, 2000.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits
                        as of December 31, 1999 and 1998



                                                  1999             1998
                                             ---------------  --------------
ASSETS:
   Cash                                          $   20,128      $    9,603

   Investments, at market value:
     Participant directed                         5,009,658       4,042,869
     Non-participant directed                     2,015,425       2,069,255
                                             ---------------  --------------
         Total investments                        7,025,083       6,112,124

   Receivables:
     Employee contributions                          40,821          39,657
     Employer contributions                          13,894          15,217
                                             ---------------  --------------
         Total receivables                           54,715          54,874
                                             ---------------  --------------
         Total assets                             7,099,926       6,176,601
                                             ---------------  --------------

LIABILITIES:
   Accrued expenses                                  76,682           3,825
   Other liabilities                                 74,714          48,579
                                             ---------------  --------------
         Total liabilities                          151,396          52,404
                                             ---------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS                $6,948,530      $6,124,197
                                             ===============  ==============



     The accompanying notes to financial statements are an integral part of these statements.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

            Statement of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 1999

ADDITIONS:
   Employee contributions                                                                $892,863
   Employer contributions                                                                 292,605
   Income on investments                                                                  208,582
   Net appreciation in fair value of investments                                          448,378
                                                                                   ---------------

         Total additions                                                                1,842,428
                                                                                   ---------------

DEDUCTIONS:
   Benefits paid directly to participants                                                 920,155
   Administrative expenses                                                                 97,940
                                                                                   ---------------

         Total deductions                                                               1,018,095
                                                                                   ---------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                             824,333

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                    6,124,197
                                                                                   ---------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                                         $6,948,530
                                                                                   ===============

     The accompanying notes to financial statements are an integral part of this statement.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 1999 and 1998

1. PLAN DESCRIPTION:

The following description of the Dairy Mart Convenience Stores, Inc. 401(k) Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan, formally known as the Dairy Mart Convenience Stores, Inc. Cash or Deferred Profit Sharing Plan, is a defined contribution plan covering eligible employees of Dairy Mart Convenience Stores, Inc. and its wholly-owned subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective July 1, 1998, the Plan was amended and restated to provide for new investment options and greater employer matching contributions. The Plan is available to employees who have completed at least six months of continuous service during which they are credited with 500 hours of service.

Contributions
-------------

Eligible employees may make participant directed contributions to the 401(k) portion of the Plan up to 15% of their annual compensation subject to certain limitations under the Internal Revenue Code. The Company will match 50% of such contributions up to 6% of the employee's annual compensation. In addition, the Plan permits rollover contributions from another qualified plan on behalf of an eligible employee.

Under the provisions of the Plan, each plan year the Company may contribute an additional profit sharing amount as determined by the Company's Board of Directors. Contributions to participants' accounts are based on the percentage of each participant's eligible compensation to total compensation, as defined. The Company did not make any discretionary contributions during 1999 or 1998.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 1999 and 1998


Vesting
-------

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants vest in Company contributions and earnings thereon as follows:

       Number of Years of Service                Percentage

       ----------------------------------------- ----------
       Less than 1 year                              0%
       At least 1, but less than 2 years             20%
       At least 2, but less than 3 years             40%
       At least 3, but less than 4 years             60%
       At least 4, but less than 5 years             80%
       At least 5 years                              100%

Participants also become fully vested in their share of the Company's contribution upon retirement at or after age 65 or death.

Benefit Payments
----------------

Upon termination of service, a participant may elect to receive either a lump-sum amount or an installment payment equal to the vested portion of his or her account, as defined by the Plan.

Prior to termination of employment or age 59-1/2, contributions may only be withdrawn in the event of financial hardship, as defined by the Internal Revenue Code.

Participant Loans
-----------------

Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to participants is fifty percent of their vested account balance not to exceed $50,000. The maximum term of a loan is five years. Participant loans are repaid through payroll deductions with interest charged at the prime rate. During 1999, interest rates ranged from 7.75% to 8.50%.

Administration Fees
-------------------

Administration expenses of the Plan are paid by the Plan.

Forfeitures
-----------

Forfeitures are created when non-fully vested participants terminate from employment. Profit sharing forfeitures are used to offset Plan administrative expenses and forfeitures of matching contributions are used to reduce the Company's matching contribution on and after the date of such forfeiture.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 1999 and 1998


Plan termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become 100% vested in all contributions and earnings thereon.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investments are reported at market value.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS:

Contributions made to the Plan by participants and the Company matching contributions are invested as directed by the participants. Participants may direct their contributions to the following investment options: Chicago Trust Safety of Principle Fund, Bond Fund of America, Putnam Voyager Fund, GAM International Fund, Oppenheimer Quest Opportunity Value Fund, MFS Massachusetts Investors Fund, Montag and Caldwell Growth Fund and Dairy Mart Stock Fund.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 1999 and 1998


Certain non-participant directed contributions are invested in the Chicago Trust Balanced Fund and Dairy Mart Convenience Stores, Inc. Common Stock. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments are as follows:


                                                                     December 31,
                                                            -------------------------------
                                                                 1999            1998
                                                            ---------------  --------------
NET ASSETS:
   Mutual funds                                                 $1,775,188      $1,896,702
   Corporate stock                                                  95,006         119,262
   Participant Loans                                               123,212          56,987
                                                            ---------------  --------------
                                                                $1,993,406      $2,072,951
                                                            ===============  ==============

                                                                Year Ended
                                                               December 31,
                                                                    1999
                                                            ------------------

CHANGES IN NET ASSETS:
   Net appreciation in fair value of investments                 $195,302
   Forfeitures of employer contributions                          (22,194)
   Benefits paid directly to participants                        (243,688)
   Administrative expenses                                            (92)
   Transfers to participant directed accounts                      (8,873)
                                                           ---------------
                                                                 $(79,545)
                                                           ===============

Investment holdings comprising five percent or more of plan assets at fair value as determined by quoted market price are as follows:


                                                                    1999           1998
                                                              -------------- --------------

Bond Fund of America                                          $     662,232   $    704,397
Chicago Trust Balanced Fund                                       1,795,103      1,892,176
Chicago Trust Safety of Principle Fund                            1,029,738        820,171
MFS Massachusetts Investors Fund                                  1,906,630      2,151,741
Montag and Caldwell Growth Fund                                     566,745              -
Putnam Voyager Fund                                                 481,117              -

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 1999 and 1998


During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $448,378 as follows:

NET APPRECIATION:
     Mutual funds                                      $403,280
     Collective trust funds                              55,510
     Corporate stock                                    (10,412)
                                                  --------------
 NET APPRECIATION IN FAIR VALUE                        $448,378
                                                  ==============

4. TAX STATUS:

In October of 1995, the Plan received a favorable determination letter from the Internal Revenue Service (IRS) indicating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
(IRC). During 1998, the Company amended and restated the Plan to provide for new investment options and greater employer matching contributions. Although a determination letter has not yet been received for the amended and restated plan, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. INFORMATION FURNISHED BY THE TRUSTEE:

Information with respect to (1) investments held in the statements of net assets available for plan benefits, (2) all items of income and expense related to such trustee assets included in the statement of changes in net assets available for plan benefits and (3) the information in Schedule I and II, have been certified by The Chicago Trust Company as being complete and accurate.

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                   Notes to Financial Statements and Schedules
                           December 31, 1999 and 1998

As elected by the Plan administrator, no audit procedures have been performed on this information, except to compare such information to the information included in the accompanying financial statements.

6. RELATED PARTY TRANSACTIONS:

The Plan's investments include 37,160 and 36,160 shares of the Company's common stock as of December 31, 1999 and 1998, respectively. These investments were purchased at market value.

Certain Plan investments include shares of publicly traded mutual funds and common/collective trust funds managed by The Chicago Trust Company. The Chicago Trust Company serves as trustee of the Plan and, therefore, transactions of these funds qualify as party-in-interest transactions.

7. SUBSEQUENT EVENT:

Participants may direct their contributions to the Dairy Mart Stock Fund, which invests in the Company's common stock. On February 8, 2000, the Company's shareholders approved a reclassification of the Company's then existing Class A common stock and Class B common stock into a new, single class of common stock. Under terms of the reclassification, which became effective February 9, 2000, each share of the Company's former Class A common stock was converted into one share of the new common stock and each share of the former Class B common stock was converted into 1.1 shares of the new common stock. Prior to the reclassification, the Plan allowed participants to invest in the former Class A common stock.

SCHEDULE I

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

            Item 4i--Schedule of Assets Held for Investment Purposes
                             as of December 31, 1999

                   Employer Identification Number: 04-2497894
                                Plan Number: 001



               Identity of Issuer                        Description of Investment              Cost         Market Value
------------------------------------------------- ----------------------------------------  --------------  ---------------
MUTUAL FUNDS:
   American Funds Distributors, Inc.              Bond Fund of America                           $706,143         $662,232
   *The Chicago Trust Company                     Balanced Fund                                 1,653,612        1,795,103
   GAM Services, Inc.                             GAM International Fund                           56,593           66,597
   MFS Fund Distributors, Inc.                    MFS Massachusetts Investors Fund              1,843,482        1,906,630
   First Data Distributors, Inc.                  Montag and Caldwell Growth Fund                 502,498          566,745
   Oppenheimer Funds Distributors, Inc.           Oppenheimer Quest Opportunity Value
                                                    Fund                                          285,301          266,102
   Putnam Investor Services                       Putnam Voyager Fund                             370,746          481,117
                                                                                                ---------        ---------
                                                                                                5,418,375        5,744,526

COLLECTIVE TRUST FUNDS:
   *The Chicago Trust Company                     Safety of Principle Fund                        964,785        1,029,738

CORPORATE STOCK:
   *Dairy Mart Convenience Stores, Inc.           Common Stock                                    310,712          125,503

PARTICIPANT LOANS:
   *Participant loans, interest rates                                                             125,316          125,316
     ranging from 7.75% to 8.50%                                                               ----------       ----------
                                                                                               $6,819,188       $7,025,083
                                                                                               ==========       ==========

* Indicates a party-in-interest


The accompanying notes to financial statements are an integral part of this schedule.

Schedule II

                       DAIRY MART CONVENIENCE STORES, INC.
                     401(K) SAVINGS AND PROFIT SHARING PLAN

                  Item 4j--Schedule of Reportable Transactions
                      for the Year Ended December 31, 1999

                   Employer Identification Number: 04-2497894
                                Plan Number: 001

                                                                                                         Total
                                                                              Purchase         Selling   Cost of      Net Gain
     Identity of Party Involved           Description of Transactions           Price           Price     Sales       or (Loss)
---------------------------------------------------------------------------------------------------------------------------------
Chicago Trust Company               Balanced Fund                               16,945         320,827   281,716       39,111



     The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DAIRY MART CONVENIENCE STORES, INC.
                                       401(K) SAVINGS AND PROFIT SHARING PLAN
                                                 (Name of Plan)



DATE:  June 27, 2000                   /s/   Gregory G. Landry
                                       -----------------------
                                       Gregory G. Landry
                                       Vice Chairman and
                                       Chief Financial Officer